UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 1-32654

___________________

ANORMED INC.

(Translation of registrant's name into English)

#200 – 20353 64th Avenue

Langley, British Columbia

Canada  V2Y 1N5

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.

By:

/s/ W. J. Adams

Name:  William J. (Bill) Adams

Title:

Chief Financial Officer,
Vice President, Finance, Secretary and Treasurer

Date:  June 9, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	News release dated June 8, 2006.

Exhibit 99.1
AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED TO PRESENT AT THE PACIFIC GROWTH EQUITIES LIFE SCIENCES CONFERENCE

For Immediate Release:

June 8, 2006

Vancouver, British Columbia – AnorMED Inc. (AMEX:AOM; TSX:AOM) today announced that the Company will participate at the  Pacific Growth Equities Healthcare Conference in San Francisco. Paul Brennan, Acting President, Vice President of Business Development, will present at the conference being held at the InterContinental Mark Hopkins Hotel in San Francisco on Monday, June 12 at 9:30am PDT. A live webcast of the presentation will be available on AnorMED's website at www.anormed.com.

About AnorMED Inc.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors.

The Company’s product pipeline includes MOZOBIL, currently in Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in Phase I/II studies in HIV patients; and several novel classes of compounds in pre-clinical development that target specific chemokine receptors known to be involved in a variety of diseases. Additional information on AnorMED Inc. is available on the Company's website www.anormed.com.

Note: Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 or applicable Canadian securities laws. Statements or information regarding our strategy, future operations, future financial position, timing and completion of clinical trials, prospects and plans and objectives of management are forward-looking statements. The words “anticipates, “believes”, “budgets”, “could”, “estimates”, “expects,” “forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information including: we may not be able to develop and obtain regulatory approval for MOZOBIL in stem cell transplant indications and any future product candidates in our targeted indications; we may not be able to establish marketing and sales capabilities and the costs of launching MOZOBIL stem cell transplant indications and any future products in our targeted indications may be greater than anticipated; we rely on third parties for the continued supply and manufacture of MOZOBIL, we may face unknown risks related to intellectual property matters; we may face competition from other pharmaceutical or biotechnology companies.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005. Forward-looking statements or information are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement or information if those beliefs, opinions or expectations change, or there is new information or other circumstances should change other than as required by applicable law.

For further information:

Bill Adams, CA

Kim Nelson, Ph.D.

Chief Financial Officer

Manager, Investor Relations

Tel: 604-530-1057

Tel: 604-532-4654

Email: wjadams@anormed.com

Cell: 604-614-2886

Email: knelson@anormed.com